

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Keith Marchiando
Chief Financial Officer
Zivo Bioscience, Inc.
21 East Long Lake Road , Suite 100
Bloomfield Hills , MI 48304

> **Re: Zivo Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 15, 2024**
> **File No. 001-40449**

Dear Keith Marchiando:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 8 - Deferred R&D Obligations - Participation Agreements, page F-16

1. We note your disclosure regarding the accounting for your Participation Agreements on page F-16 as well as the related restatement disclosures provided in your Item 4.02 Form 8-K dated April 15, 2022. Please address the following:

    - Provide us with a detailed analysis supporting your accounting treatment of these Participation Agreements as research & development arrangements under ASC 730-20-25 and clearly explain why you determined that your prior accounting as sales of future revenues under ASC 470-10 was in error.
    - Provide us with an example of one of the Participation Agreements that clearly outlines the significant terms of the agreements, including the revenue share and your obligations to perform R&D services.
    - Explain your accounting for the buy back option included in the agreements.

- Clarify whether you have a continuing obligation to provide the participants with a share of revenues, and if so, how this revenue share will be accounted for given that your deferred R&D obligation appears to be fully amortized as of December 31, 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences